Exhibit 99.1

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2006
Unaudited and Prepared by Management

Valcent Products Inc.
 (A Development Stage Company)
Interim Consolidated Balance Sheet
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

	December 31,	March 31,
	2006	2006
Assets
Current assets:
Cash and cash equivalents	$1,078,793	$12,773
Accounts receivable (Note 4)	77,845	10,626
Inventories (Note 4)	1,128,130	-
Prepaid expenses (Note 4)	739,101	-
Total current assets	3,023,868	23,399

Property and equipment, at cost less accumulated
depreciation of (Note 5)	424,390	63,327
License agreements (Note 6)	1,306,075	1,306,075
	$4,754,333	$1,392,801

Liabilities and Shareholders' Deficit

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$306,281	$199,558
Advances (Note 12)	390,744	-
Due to related parties (Note 6 and 9)	880,533	69,273
Unit private placement subscription (Note 13)	845,640	-
Current portion of long term debt (Note 11)	14,699	-
Convertible notes (Note 7)	2,899,299	1,565,069
Total current liabilities	5,337,196	1,833,900
Long term debt (Note 10 and 11)	203,111	-
	5,540,307	1,833,900
Shareholders' deficit
Share capital (Note 8)	6,248,788	4,099,870
Contributed surplus	3,505,748	1,663,067
Conversion component of convertible notes	1,001,579	348,532
Share subscriptions	380,066	419,401
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(8,684,785)	(3,734,599)
Total shareholders' deficit	(785,974)	(441,099)
	$4,754,333	$1,392,801
Commitments (Note 10)
Subsequent Events (Note 13)

On behalf of the board:
"F. George Orr " Director
"Glen Kertz " Director

See notes to consolidated financial statements

Valcent Products Inc.
 (A Development Stage Company)
Interim Consolidated Statements of Operations and Deficit During Development Stage
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

	Three months ended		Nine months ended
	December 31,		December 31,
	2006	2005	2006	2005
Expenses
Non cash financing expense	$76,438	$-	$1,237,070	$-
Product development	340,948	239,950	1,195,478	349,014
Convertible note issuance costs	-	-	186,801	-
Professional fees	59,313	61,871	330,856	203,512
Advertising	96,030	-	255,633
Investor relations	48,397	13,150	204,532	467,362
Interest and penalties	300,019	71,462	581,215	108,962
Stock option compensation	504,402	60,000	605,612	60,000
Travel	31,932	44,810	93,929	51,052
Office and miscellaneous	27,552	19,495	99,099	61,330
Rent	25,492	32,596	47,011	45,786
Filing and transfer agent	18,790	10,319	39,117	30,200
Depreciation and amortization	8,149	-	22,345	-
Management fees	-	-	-	4,000
Loss from operations	1,537,462	553,653	4,898,698	1,381,218
Other Income expense
Foreign exchange loss (gain )	102,617	9,864	51,488	(13,089)
Net loss for the period	1,640,079	563,517	4,950,186	1,368,129
Deficit during the development stage,
Beginning of period	7,044,706	4,041,982	3,734,599	3,237,370
Deficit during the development stage,
end of period	$8,684,785	$4,605,499	$8,684,785	$4,605,499
Loss per share - basic	$0.081	$0.037	$0.269	$0.145
Weighted average number of common
shares outstanding	20,154,165	15,361,026	18,387,186	9,425,172

See notes to consolidated financial statements

Valcent Products Inc.
 (A Development Stage Company)
Interim Consolidated Statement of Cash Flow
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

	Three months ended		Nine months ended
	December 31,		December 31,
	2006	2005	2006	2005

Cash flow from operating activities
Net loss for the period	$(1,640,079)	$(563,517)	$(4,950,186)	$(1,368,129)
Items not involving cash:
Non cash financing expense	76,438	-	1,237,070	-
Convertible note issuance costs	-	-	186,801	-
Stock option compensation	504,402	60,000	605,612	60,000
Shares issued for investor relations	-	-	-	285,242
Interest and penalites	51,560	-	260,652	-
Depreciation and amortization	8,149	-	22,345	-
Foreign exchange gain	102,617	-	51,488	-
Changes in non-cash working
capital items	(982,369)	1,845	(1,827,727)	2,688
Net cash used by operating activities	(1,879,282)	(501,672)	(4,413,945)	(1,020,199)

Investing activities
Purchase of product licence	-	-	-	(306,075)
Purchase of property and equipment	93,013	-	(197,019)	-
Net cash (used) by investing activities	93,013	-	(197,019)	(306,075)

Financing Activities
Advances from related parties	(415,066)	69	811,260	69
Advances from third parties	390,744		390,744
Proceeds from long term debt	6,112	-	217,810	-
Proceeds from unit private placement	845,640		845,640
Proceeds from share issuances	-	-	1,028,264	-
Proceeds from convertible notes	1,749,600	64,116	2,383,266	1,597,011
Net cash provided by financing activities	2,577,030	64,185	5,676,984	1,597,080

Increase (decrease) in cash during period	790,761	(437,487)	1,066,020	270,806

Cash beginning of period	288,032	708,515	12,773	222

Cash, end of period	$1,078,793	$271,028	$1,078,793	$271,028

See notes to consolidated financial statements

Valcent Products Inc.
 (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

1. Nature of Business and Ability to Continue as a Going Concern

Valcent Products Inc. (A Development Stage Company) (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996 and was in the business of marketing its interactive dating service “Cupid’s Web” until March 24, 2004 when these operations were discontinued due to difficulties encountered in raising adequate financing. During the year ended March 31, 2006, the Company acquired a series of product licenses to certain proprietary technology owned by a related party (see Note 5) and the development of these products has been the Company’s primary business focus. In order to facilitate the business plan, the company formed a wholly-owned Nevada corporation, Valcent USA, Inc. to conduct operations in the United States in November 2006. In turn, Valcent USA, Inc. incorporated Valcent Management, LLC, and a wholly-owned limited liability corporation under the laws of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc., under the laws of Texas, wherein Valcent USA, Inc. serves as its limited partner. Valcent Products EU Limited was incorporated by Valcent Products Inc. in the domicile of England to conduct future anticipated operations in Europe.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going-concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As of December 31, 2006, the Company has accumulated losses totaling $11,922,155. The continuation of the Company is dependent upon the economic development and sales of the products underlying its product license as well as the Company’s ability in obtaining long-term financing. While the Company is using its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going-concern. These financial statements do not include any adjustments that might arise from this uncertainty.

2. Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant accounting policies used in these consolidated financial statements are as follows:

a)	Principles of Consolidation
These financial statements include the accounts of the Valcent Products Inc., its wholly-owned subsidiary Valcent USA, Inc., Valcent USA, Inc.’s wholly-owned subsidiary Valcent Management, LLC and limited partnership, Valcent Manufacturing Ltd., in which Valcent Management, LLC is the general partner and Valcent USA, Inc. is the limited partner (together “the Company”). All intercompany transactions and balances have been eliminated.

b)	Product development costs
The Company expenses all costs related to its product development until such time as the economic viability of the product is demonstrated and thereafter will capitalize and expense additional development costs over the expected economic useful life of the product.

c)	Property and equipment
The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease and buildings over ten years. Computer equipment and furniture and fixtures are depreciated under the declining balance method as to 30% and 20%, respectively, with 50% taken during the year of acquisition.

Valcent Products Inc.
 (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

2. Significant Accounting Policies (continued)

d)	Foreign currency transactions and translation
Amounts denominated in US dollars have been translated into Canadian dollars as follows:
i.	Monetary assets and liabilities, at the year end exchange rates;
ii.	Non-monetary assets and liabilities, at exchange rates approximating those prevailing on the dates of the transactions; and
iii.	Revenue and expense items, at the average rate of exchange for the period.

e)	Use of estimates
The preparation of these financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

f)	Loss per share
The Company uses the “Treasury Stock Method” to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted earnings per share assume that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period to the extent that they are dilutive. The assumed conversion of stock options and share purchase warrants has an anti-dilutive impact in both 2005 and 2006 and has not been recorded.

g)	Stock-based compensation
The Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for rewards to employees only when the market price exceeds the exercise price at the date of the grant, but requires pro-forma disclosure of the earnings and earnings per share as if the fair value method had been adopted.

h)	Income taxes
The Company has adopted the recommendations of the CICA Handbook Section 3465, Income taxes, which requires use of the liability method. Under this method, income taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences, which arise when certain costs are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

i)	Non-monetary consideration
In situations where share capital is issued or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

Valcent Products Inc.
 (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

3. Financial Instruments

The Company’s primary financial instruments consist of cash, receivables, inventories, accounts payable and accrued liabilities, due to related parties, long term debt and convertible notes. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these instruments. The Company maintains the fair values of cash, receivables, accounts payable and accrued liabilities, long term debt, due to related parties and convertible notes at their approximate carrying values due to the immediate short-term maturity of these instruments. It is not practicable to determine the fair value for amounts due to related parties.

4. Current Assets

Accounts Receivable

Accounts receivable as at December 31, 2006 consists of amounts due from Global Green Solutions, Inc. and recoverable service taxes.

Inventories

The inventory totaled $1,128,130 as at December 31, 2006 as compared to $0 at March 31, 2006. The inventories as of December 31, 2006 consisted primarily of raw materials ($1,001,489), work in progress ($108,066), and finished goods ($18,575).

Prepaid Expenses

Prepaid expenses consists primarily of capitalized advertising costs related to the development of the Company’s infomercial that will be used to distribute the Company’s Nova Skin Care System. The advertising costs will be amortized over the expected term of media distribution that is yet to be determined. As at December 31, 2006, advertising media distribution costs were in testing phases, and no amortization of costs capitalized have been expensed.

5. Property and equipment

A summary of property and equipment was as follows:
	Estimated Useful Lives (Years)	December 31, 2006	March 31, 2006
Land	-	$274,992	$-
Buildings	10	73,150
Leasehold improvements	3	20,847	20,876
Computer and other equipment	3-5	34,746	28,821
Furniture and fixtures	7	51,735	23,012
		455,469	72,709
Accumulated depreciation		(31,080)	(9,382)
Total property and equipment		$424,390	$63,327

Valcent Products Inc.
 (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

6.  Product License

On July 29, 2005, the Company completed a licensing agreement for the exclusive worldwide marketing rights to a Skincare System, a Duster, a Garden Kit and a right of first offer on future products developed by MK Enterprises LLC. The Company agreed to issue MK Enterprises LLC and its assignees 20 million common shares at a deemed cost of $1,000,000 of which 12,398,675 have been issued with the balance reserved for issuance and included in share subscriptions. The Company also paid the partnership a $125,000 (USD) upfront license fee and $125,000 in costs related to the development of the products since March 17, 2005, both of which were paid during the year ended March 31, 2006. In addition, the Company has agreed to pay royalties in the amount of $10 (USD) per Skincare System unit sold, $2 (USD) per Duster sold and 4.5% of the net sales of the Garden Kit. In addition the Company has agreed to pay a royalty of 3% of net sales related to ancillary product sales from these products. For future products developed by MK Enterprises LLC that the Company elects to acquire the rights to, it has agreed to pay a royalty of 4.5% of net sales of the new product plus 3% of net sales from ancillary product sales. Also in order to keep the products under license, the Company has agreed to a minimum royalty schedule per product for each of the Skincare System, Duster and Garden Kit and their related ancillary products of $37,500 for the second license year and $50,000 per year thereafter. For any new products acquired from MK Enterprises, the Company will be subject to minimum royalties of $50,000 per year beginning in the second year. In order to maintain the Master License in good standing the Company has agreed that the total amount of royalties and any other fees paid to MK Enterprises LLC shall be a minimum of $400,000 (USD) per year.

7.  Convertible Notes

To provide working capital for the purchase of the Product Licenses, discussed in Note 6, and to further the development of the Company’s consumer products, the Company issued the following:

1.
In July 2005 and August 2005, $1,277,200 (USD) in 8% per annum convertible notes and stock purchase warrants whereby for each $0.75 (USD) in convertible note purchased the holder will receive one class A warrant which will entitle him to purchase an additional common shares at $0.50 (USD) until August 5, 2008 and one class B warrant which will entitle him to purchase an additional common shares at $1.00 (USD) until August 5, 2008. The holders of the convertible notes may, subject to trickle out provisions, elect to convert note and any unpaid interest into common shares of the Company at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion and (ii) $0.55 (USD). The Company may, subject to notice provisions and the common shares trading above $1.50 (USD) per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under notes plus interest.

In conjunction with this financing, the Company paid finders fees in the amount of 10% of the gross proceeds which was included in investor relations during the year ended March 31, 2006 and issued 425,735 common shares at a deemed value of $285,242. There are 255,440 Finders A warrants whereby the holders shall have the right to purchase 255,440 common shares at $0.50 (USD) per share until August 5, 2008 and 425,733 finders B warrants whereby the holders shall have the right to purchase 425,733 common shares at $0.75 (USD) per share until August 5, 2008. As a result of the issuance of the warrants in conjunction with the convertible notes, the Company recorded a non cash financing expense of $631,515 in the year ended March 31, 2006. During the quarter ended December 31, 2006, convertible notes and interest totaling $666,934 were converted to 2,077,532 common shares.

Valcent Products Inc.
 (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

7.  Convertible Notes, (continued)

2.
On April 6, 2006 we consummated a private offering transaction with and among a syndicated group of institutional investors, pursuant to which we issued, in the aggregate, $551,666 (USD) in 8% per annum convertible notes and three year warrants to acquire (i) up to 735,544 shares of our common stock at a price per share of $0.50 (USD), and (ii) up to an additional 735,544 shares of our common stock at a price per share of $1.00 (USD). Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) $0.55 (USD). The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of $1.50 (USD) per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable.

In conjunction with these private offering transactions, we also paid a finders’ fees of (i) $55,166 (USD) in cash, representing 10% of the gross proceeds realized, (ii) 183,886 shares of common stock, (iii) three-year warrants to purchase up to 110,320 shares of common stock at a price per share of $0.50 (USD) and (iv) three year warrants to purchase up to 183,867 shares of common stock at a price per share of 0.75 (USD). As a result of the issuance of the warrants in conjunction with the convertible notes, the Company recorded a non cash financing expense of $964,671 in the quarter ended June 30, 2006.

In conjunction with the private placement, we reached a verbal agreement with the syndicated group of institutional and other investors, wherein we agreed to convert the accruing penalties associated with the July 25, 2005 through August 5, 2005 transactions, an aggregate of $82,200 (USD), into convertible penalty notes carrying terms similar to those notes issued in the original series of private offering transactions, and in addition to issue each investor one three-year penalty warrant for each $0.75 (USD) of penalties owed to purchase, in the aggregate, up to an additional 109,600 shares of common stock at a price per share of $0.75 (USD).

3.
Certain of the July 2005 and August 2005 convertible notes contained registration rights whereby the Company agreed to pay a penalty of 2% for every thirty days after a required filing and registration date. The Company filed the required registration statement on April 27, 2006 and as such has incurred penalties. As part of the April 6, 2006 agreement and the verbal agreement, we also granted certain additional registration rights whereby the Company has agreed to pay a penalty 2% of the outstanding amount for every thirty days after the April 20, 2006 registration date plus a reduction in the warrant price of certain of the warrants issued of $0.10. These filing and registration requirements were not met on a timely basis and a total of $260,750 in penalties has been accrued. In addition, the warrant prices noted above have been reduced from $0.50 (USD) and $1.00 (USD) to $0.40 (USD) and $0.90 (USD), respectively. The registration statement became effective on February 28, 2007. See Note 13, Subsequent Events.

Valcent Products Inc.
 (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

7.  Convertible Notes, (continued)

4.
During the third quarter of 2006, the Company accepted subscriptions of USD$1,500,000 towards a private placement of 8% per annum convertible notes and three year warrants to acquire (i) up to an aggregate of 2,000,000 shares of our common stock at a price per share of $0.50 (USD), and (ii) up to an additional 2,000,000 shares of our common stock at a price per share of $1.00 (USD). Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) $0.55 (USD). The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of $1.50 (USD) per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable.

8. Share Capital

(a) Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value - None issued

(b)  Issued:  Common shares

During the nine months ended December 31, 2006, the Company issued 4,702,283 common shares. The share issuances consisted of the following transactions:

	Number of
	Shares	Amount
Balance at March 31, 2005	$6,435,374	$2,999,420
Consolidations 1 new share for 3 old shares	(4,290,249)	-
Debt settlement	1,605,000	234,609
Product license purchase agreement	11,611,975	580,599
Shares issued for finders' fees	425,735	285,242
Balance at March 31, 2006	15,787,835	4,099,870
Product license purchase agreement	786,700	39,335
Consulting agreement with invester relations firm	120,000	56,427
Private placement	1,534,165	1,028,266
Private placement finders' fees	183,886	86,634
Convertible debenture conversion of principle and interest	2,077,532	636,857
Balance as of December 31, 2006	$20,490,118	$5,947,389

Valcent Products Inc.
 (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

8. Share Capital (continued)

•
The Company issued 786,700 shares pursuant to the license agreement. As of December 31, 2006, 7,601,325 common shares remained to be issued pursuant to the license agreement and are reflected in share subscriptions.

•
The Company completed a private placement of units whereby it issued a total of 1,534,165 units at USD $0.60 per unit whereby each unit consisted of one common share and one share purchase warrant to purchase an additional common share at USD $0.80. Of the warrants issued 833,332 expire on May 15, 2008, 270,833 on June 7, 2008 and 430,000 on August 18, 2008. The Company also paid consultants fees consisting of $65,843 plus 66,666 warrants to purchase that number of common shares at $0.80 (USD) until May 15, 2008, 21,866 warrants to purchase that number of common shares at USD $0.80 until June 7, 2008 and 24,800 warrants to purchase that number of common shares at USD $0.80 until August 18, 2008.

•
In conjunction with an April 6, 2006 private convertible note offering transaction, the Company paid a finders’ fees of (i) $55,166 (USD) in cash, representing 10% of the gross proceeds realized, (ii) 183,886 shares of common stock, (iii) three year warrants to purchase up to 110,320 shares of common stock at a price per share of $0.50 (USD) and (iv) three year warrants to purchase up to 183,867 shares of common stock at a price per share of 0.75 (USD).

•
Pursuant to an Investor Relations Consulting Agreement with a third party for services provided to Valcent, SmallCap Corporate Partners Inc. received a total of 120,000 shares of common stock at USD$ 0.41 per share.

•	The Company accepted conversion notices relating to convertible notes totaling USD$666,934 in principal and interest and issued 2,077,532 common shares during the quarter ended December 31, 2006.

(c)   Stock options

Pursuant to the Company’s 1996 Incentive Stock Option Plan (the “Plan”), as amended, a total of 10% of the Company’s issued common shares are reserved for the granting of stock options. The Plan provides that the terms of the options and the option price shall be fixed by the Directors, subject to any price restrictions or other requirements imposed by any exchange where the Company lists its common shares. The Plan also provides that no options shall be granted to any person except on the recommendation of the board of directors and that no option may be granted for a period in excess of five years. During the year ended March 31, 2006, the Company instituted a new stock option plan applicable to residents of the United States (the US Plan) and options may be issued under this plan to acquire up to an aggregate number of shares, which when combined with options granted under the Plan equal to 10% of the issued number of common shares. The terms of the options and the option price of the US Plan are to be fixed by the Directors, subject to a limitation that no one individual may be granted options to receive greater than 5% of the issued number of common shares.

On December 14, 2006, the Company replaced its existing Canadian and US stock option plans with a new single stock option plan (the “2006 Plan). The 2006 Plan allows for share options to be issued to company employees, directors, officers, and consultants on both a qualified and non-qualified basis. The aggregate number of shares of Common Stock as to which Options and Bonuses may be granted from time to time under the 2006 Plan shall not exceed 20% (the “Plan Maximum”) of the Company’s issued and outstanding shares of Common Stock. In addition, the aggregate number of shares of Common Stock to which Incentive Stock Options may be granted shall not exceed 3,100,000 shares out of the Plan Maximum. The 2006 Plan is designed to encourage our directors, executive officers, consultants and other key employees to acquire a proprietary interest in the company. Our 2006 Plan is administered by the Board of Directors, or a committee designated thereby, and reserve for issuance thereunder, in the aggregate, a total of 20% of our issued and outstanding common shares, on a non-diluted basis, to be increased or decreased as the number of our issued and outstanding shares change. Our new stock option plan provides that the terms of the options and the option prices shall be fixed by the Board or committee and subject to the requirements of the exchange on which our common shares are traded, or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be our employee.

Valcent Products Inc.
 (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

8. Share Capital (continued)

(c)   Stock options (continued)

All options previously granted from the Company’s previous Plan and US Plan were acknowledged, ratified, and form an equal number of option grants under the like terms and conditions in the 2006 Plan. As at December 31, 2006, total option grants of 2,985,000 had been issued of which 2,060,000 share options had vested.

To December 31, 2006 under grants previous to October 1, 2006, the following were issued options now under the 2006 Plan: a) the Company had granted to employees and consultants to the Company an aggregate of 750,000 share options at USD$0.60 per share until November 10, 2009 under the US Qualified 2006 Plan, of which 375,000 options had vested to December 31, 2006; b) the Company had granted a consultant to the Company an aggregate of 100,000 share options at USD$1.00 per share until March 1, 2010 under the US Qualified 2006 Plan, of which 100,000 options had vested to December 31, 2006 and; c) the Company had granted a director to the Company an aggregate of 300,000 share options at USD$0.50 per share until February 21, 2011 under the Non Qualified 2006 Plan, of which 300,000 options had vested to December 31, 2006.

During the quarter ended December 31, 2006, the Company granted to a consultant and a director, 700,000 share options at USD$0.55 per share until December 13, 2011 under the Non-Qualified 2006 Plan, of which 250,000 share options vested in the quarter. In addition, during quarter ended December 31, 2006, a) the Company granted to employees and consultants to the Company an aggregate of 360,000 share options at USD$0.60 per share until June 30, 2010 under the US Qualified 2006 Plan, of which 360,000 share options vested in the quarter; b) the Company granted to an employee to the Company 50,000 share options at USD$0.80 per share until April 10, 2010 under the US Qualified 2006 Plan, of which 50,000 share options vested in the quarter; c) the Company granted to employees and a director of the Company an aggregate of 850,000 share options at USD$0.55 per share until December 13, 2011 under the US Qualified 2006 Plan, of which 650,000 share options vested in the quarter. During the quarter ended December 31, 2006, 300,000 share options granted at USD$0.50 to two consultants and a director to the Company expired according to their terms.

(d) Warrants

In conjunction with the convertible notes, the Company issued various warrants to acquire common shares and to facilitate the private placement in April 2006, see Notes 7, 8(b), and 13.

Valcent Products Inc.
 (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

9. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

During the nine months ended December 31, 2006, the Company paid or accrued $357,629 for product development services provided by officers of the Company or their related companies (2005 $46,913).

During the nine months ended December 31, 2006, the Company paid or accrued $27,000 for professional fees provided by the Company’s Chief Financial Officer (2005 $9,000).

During the nine months ended December 31, 2006, the Company paid or accrued $nil for rent (2005 $1,500) and $nil for management fees (2005 $4,000) for services provided by a director to the Company.

On December 14, 2006, Robert V. Wingo was appointed to the Board of Directors of Valcent Products, Inc. On March 1, 2006, the Company entered into an agreement with the firm of Sanders/Wingo Advertising, Inc. for advertising services, of which, Robert Wingo is a principal and equity owner. According to terms of the advertising services agreement, the Company issued 75,000 share options at a price of $1.00 per share, and agreed to services to be rendered in a minimum amount of USD$28,957 and a monthly retainer of USD$15,000 during the term of the agreement that ended on August 31, 2006. On October 18, 2006, the Company extended the term of the original agreement to December 31, 2006, under the agreement’s original terms with the exception of a covenant to renegotiate fees either upwards or downwards based on hours of services provided by Sanders/Wingo Advertising, Inc. During the nine month period ended December 31, 2006, the Company incurred approximately USD$423,443 in fees and expenses to Sanders/Wingo Advertising, Inc. In addition, the Company granted 400,000 share options at $0.55 per share for a 5 year term to Mr. Wingo on December 14, 2006. During the quarter ended December 31, 2006, 100,000 of the options vested, with the remaining options vesting three and six months from the date of grant.

On October 2, 2006, we entered into a letter agreement with Pagic LP (a company affiliated with one of our directors), West Peak Ventures of Canada Limited (“West Peak”) (a company related by way of significant shareholdings in the Company) and Global Green Solutions Inc. (“GGS”) whereby GGS will fund the next phase of the development of our High Density Vertical Bio-Reactor technology by loaning Valcent up to US$3,000,000 (“GGS Agreement”). Pagic L.P. was formerly known as MK Enterprises LLC, an entity controlled by our current Chief Executive Officer, acting President, Chairman and a member of our board of directors. Pagic LP and West Peak will receive from future exploitation of the technology, an aggregate 4.5% royalty interest on gross revenues. Until such time as the Company has fully repaid the US$3,000,000 in capital development expenditures to GGS, GGS will own an 80% joint venture interest, leaving the Company with a 20% carried joint venture interest from future exploitation of the technology with both parties subject to an aggregate 0.9% royalty interest on gross revenues to Pagic LP and West Peak.

As of December 31, 2006, we have obtained aggregate unsecured loan advances in an amount totaling approximately $788,669 from West Peak and its principle shareholder, which is a beneficial owner of greater than 5% of our common shares.

Valcent Products Inc.
 (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

10. Commitments

On June 28, 2005, Valcent Manufacturing, Ltd. leased office and development space in El Paso, Texas under a three-year lease at a cost of $3,710 ($3,170 USD) per month. There are twenty-one months remaining on the lease as of December 31, 2006.

On October 2, 2006, the Company acquired approximately six acres of land at 401 West Vinton, Anthony TX 79821 for approximately USD$274,992 to facilitate its development activities relating to the Company’s High Density Vertical Bio Reactor, and Tomorrow GardenTM projects. The Company paid USD$50,000 as a cash deposit for the acquisition, and obtained a term loan of USD$190,000 from the State National Bank in El Paso, TX at the bank’s prime lending rate plus 0.25% interest rate currently aggregating 8.5% per annum. The loan is amortized over a 10 year term and requires monthly payments of USD$2,336 over a 5 year term. The loan also required a first secured charge against the property acquired in addition to a pledge by the Company of $100,000 in interest bearing certificates of deposit.

On December 12, 2006, the Company entered into a Public Relations Agreement with Vorticom, Inc., of New York, NY to provide public relations services to Valcent. The agreement requires the Company to issue 25,000 restricted common shares in advance of each quarter during the course of the agreement’s one year term for a total of 100,000 restricted common shares, the payment of approved expense, and monthly fees ranging from USD$5,250 to USD$4,250 per month.

11. Long Term Debt

The Company entered into a ten year commercial real estate note totaling $190,000 to fund the acquisition of land. The loan is secured by the land and USD $100,000 in term deposits which are included in cash equivalents. Borrowings under the Agreement accrue interest equal to the Wall Street Journal prime rate plus 0.25 percent adjusted annually. The current interest rate is 8 ¼ % and the current portion of the loan is $14,041 (CND).

12. Advances

Advances are unsecured, bear no interest, and have no specific terms of repayment.

13. Subsequent Events

On January 12, 2007, pursuant to an Investor Relations Consulting Agreement with a third party for services provided to the Company, SmallCap Corporate Partners Inc. received a total of 160,000 shares of common stock at USD$0.45 per share.

On January 12, 2007, pursuant to a Public Relations Agreement with a third party for services provided to Valcent, Vorticom Inc. the Company issued a total of 25,000 shares of restricted common stock.

On January 12, 2007, the Board of Directors authorized and issued a bonus of 100,000 restricted common shares at a deemed price of USD$0.45 to a retiring director of the Company.

On January 19, 2007, pursuant to a Consulting Services Agreement with a third party for services provided to the Company, PowerOne Capital Markets Limited received a total of 400,000 shares of common stock.

Valcent Products Inc.
 (A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

13. Subsequent Events (continued)

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible promissory notes with a group of non-US accredited investors. The convertible notes will mature on December 11, 2008 and carry interest at six percent (6%) per annum. The Notes are convertible into “Units” at the Note Holder’s discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one Valcent common share and one purchase warrant to purchase an additional common share at US$0.70 per share until December 11, 2008. The Notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days written notice to the Note Holders. Interest on the Notes will be compounded annually and be cumulative until the earlier of either the date that the Company’s achieves pre-tax earnings or the end of the term. Pre-tax earnings are to be determined in accordance with Valcent’s quarterly and annual financial statements as filed with regulatory agencies and will be payable thirty days after filing with such regulatory agencies. At the discretion of the Note Holder, interest on the Notes is payable in either cash or Units at US$0.50 per Unit. The Company is obligated to file a resale registration statement on the underlying securities within four months of closing.

In connection with finders fees payable under our January 2007, $2,000,000 convertible promissory notes financing, USD$108,000 in cash was paid to PowerOne Capital Markets Limited along with 135,000 warrants issued exercisable at USD$0.50 per unit, with each unit consisting of one common share and on share purchase warrant to purchase a further common share at USD$0.70 per share until December 11, 2008.

On February 12, 2007, the Company accepted conversion notices totaling $312,200 in convertible notes and related interest totaling $34,802 converting such amounts into 879,347 common shares.

A Form F-1 resale registration statement originally filed with the SEC on April 27, 2006 was declared effective by the SEC on February 28, 2007 covering the resale of securities underlying convertible notes relating to financing conducted in 2005 (refer to Note 7, items 1-3).